Filed pursuant to Rule 253(g)(2)

File No. 024-12402

SUPPLEMENT DATED JUNE 10, 2025

TO OFFERING CIRCULAR DATED JUNE 25, 2024

BOXABL INC.

5345 E. N. Belt Road, North Las Vegas, NV 89115

(702) 500-9000

This document supplements, and should be read in conjunction with, the offering circular dated June 25, 2024, of BOXABL Inc. (the “Company”) and the supplements thereto dated October 18, 2024, November 18, 2024, December 23, 2024, February 28, 2025, March 28, 2025, April 14, 2025, and May 19, 2025 (collectively, the “Offering Circular”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The offering circular dated June 25, 2024, is available HERE.

The supplement dated October 18, 2024, is available HERE.

The supplement dated November 18, 2024, is available HERE.

The supplement dated December 23, 2024, is available HERE.

The supplement dated February 28, 2025, is available HERE.

The supplement dated March 28, 2025, is available HERE.

The supplement dated April 14, 2025 is available HERE.

The supplement dated May 19, 2025 is available HERE.

The purpose of this supplement is to update the “Planned Timeline” discussion included within the “Management’s Discussion and Analysis” to include a discussion of the Company entering into a non-binding letter of intent with a special purpose acquisition company for a potential business combination.

As a result, the Company amends the following sections of its Offering Circular:

Planned Timeline

Discussions for Potential Business Combination

On June 9, 2025, the company announced that it has entered into a non-binding letter of intent with a special purpose acquisition company (the “SPAC”) under which the Company and the SPAC will enter into discussions for a business combination. No definitive agreement has been reached with regard to such business combination.

Under the terms of the letter of intent, Boxabl and the SPAC intend to undertake discussion for the purpose of entering into a definitive agreement for the business combination. Upon closing of such business combination, Boxable and the SPAC would merger to become a combined entity. The combined entity is expected to remain listed on the Nasdaq Stock Market. Boxabl’s existing equity holders would roll 100% of their equity into the combined public company. Completion of a business combination with the SPAC is subject to, among other matters, the completion of due diligence, the negotiation of a definitive agreement providing for the transaction, satisfaction of the conditions negotiated therein and approval of the transaction by the board and stockholders of both Boxabl and the SPAC. There can be no assurance that a definitive agreement will be entered into or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all.